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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
APR 05 2004
THOMSON FINANCIAL

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated March 30, 2004)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, April 2, 2004.

THE IT GROUP, INC.
(Registrant)

By: ______________________
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from January 31, 2004 through February 27, 2004 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re: The IT Group, Inc., *et al*., Debtors.	Chapter 11 Case No. 02-10118 (MFW) Jointly Administered

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM JANUARY 31, 2004 THROUGH FEBRUARY 27, 2004

PLEASE TAKE NOTICE that on March 30, 2004, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al*., for the period from January 31, 2004 through February 27, 2004 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 4904
DT FILED 3/30/04

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
March 30, 2004

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period January 31, 2004 thru February 27, 2004

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD JANUARY 31, 2004 THROUGH FEBRUARY 27, 2004 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of February 27, 2004. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
March 25, 2004

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
February 27, 2004

	01/30/04	Reclass/ Prior Period Adjustments	February Activity	02/27/04
Current Assets:				
Cash	51,228,833		(1,846,857)	49,381,976
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,042,612	-	(36,070)	1,006,542
Prepaid expenses and other current assets	27,903,568	-	274,725	28,178,293
Total current assets	80,175,013	-	(1,608,202)	78,566,811
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-			-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	80,175,013	-	(1,608,202)	78,566,811
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	480,006	43,117,875
Accrued wages and related liabilities-unsecured	8,710,657	-		8,710,657
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	31,715,501	-		31,715,501
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	(1,400,773)	488,081,743
Current Liabilities (Post Petition)				
Accounts payable-unsecured	468	-	-	468
Accrued wages and related liabilities-unsecured	3,682,962	-	(3,131,828)	551,134
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	11,239,123	-	621,229	11,860,352
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	628,974	-	(15,540)	613,434
Total current liabilities	876,727,456	-	(3,446,906)	873,280,550
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	881,135,729	-	(3,446,906)	877,688,823
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,154,811,915)	-	1,838,704	(1,152,973,211)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(800,960,716)	-	1,838,704	(799,122,012)
Total liabilities and stockholders' equity	80,175,013	-	(1,608,202)	78,566,811

3/24/2004
12:47 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
JANUARY 31, 2004 THRU FEBRUARY 27, 2004

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	(1,168,868)
Total cost and expenses	(1,168,868)
Operating income/(loss)	1,168,868
Unrealized gain/(loss) on stock held for sale	601,681
Realized gain/(loss) on debt extinguishment and claim settlement	31,272
Interest income, net	36,883
Net income/(loss) before income taxes	1,838,704

3/24/2004
12:47 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of February 27, 2004

Days Aged	Balance
0 - 30	613,902
31 - 60	-
61 - 90	-
Over 90	43,117,875
Balance G/L	43,731,777

Pre Petition	43,117,875
Post Petition	613,902
	43,731,777

3/24/2004
12:47 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of February 27, 2004
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
February 27, 2004

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	02/27/04 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	113,270
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	1,382,943
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,234,450
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	130,193
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	1,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	- *
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	512,120
					49,381,976

*Caterpillar claim settled for $1,130,000: Balance transferred to Account 1030.

3/24/2004
12:47 PM

Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	February 2004 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 51,090	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	212	255,716
Loans and Advances	-	-
Sale of Assets	-	69,288
Preference Recoveries	191	495
Other (Reimbursements from Shaw)	54	20,110
DIP Draw & (Repayment)	-	50,000
Total Receipts	457	395,609
Disbursements		
Net Payroll & Benefits	(59)	(90,174)
Payroll Taxes	(25)	(34,361)
Sales, Use, and Other Taxes	(23)	(1,157)
Operating Expenses	(1,198)	(163,590)
Rental & Leases	-	(14,019)
Insurance	(1)	(8,467)
Administrative & Selling	(171)	(6,707)
Sale of Assets	-	-
Claims Settlements		(550)
Other (Attach List)		(17,678)
Professional Fees (b)	(741)	(27,475)
U.S. Trustee Fees		(291)
Court Costs	-	-
Total Disbursements (c)	(2,218)	(364,469)
Net Cash Flow (Receipts Less Disbursements)	$ (1,761)	31,140
Cash - End of Month	$ 49,329	$ 49,329

Total Disbursements	$ (2,218)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (2,218)

(a) February actual includes cash flow activity from February 1, 2004 through February 29, 2004.
(b) Professional fees include $113,986.31 to Jefferson Wells on 02/25/04, $93,267.69 to Kroll Zolfo Cooper LLC on 02/25/04, $76,810.10 to Skadden Arps on 02/25/04, and $331,861.41 to White & Case on 02/25/04.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)